Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

2009 ANNUAL GENERAL MEETING

at 3:00pm Monday, 30 November 2009

Terrace Room

Indooroopilly Golf Club

Meiers Road

Indooroopilly QLD 4068

CHAIRMAN’S LETTER

Dear Shareholder

I am pleased to invite you to Progen’s Annual General Meeting (AGM). The meeting is currently scheduled to be held on Monday, 30 November 2009, at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD, 4068.

As you will be aware, the Company has commenced legal action against several shareholders who the Board allege have contravened the takeovers and substantial shareholdings provisions of the Corporations Act.  As one of the central issues in that case is the exercise of voting power at general meetings, the Company has applied to the Supreme Court of Queensland for orders adjourning consideration of the resolutions on the AGM agenda relating to election of directors to a time after that case is determined. The intention is to preserve the status quo on the Board until the case is determined after a trial, which is currently scheduled for February 2010.

The Court will not hear the adjournment order application until 9 November 2009. We will inform shareholders of the outcome and of any effect on the AGM.

The Company has also applied to ASIC for an administrative order extending the time to hold the AGM until late February 2010.  If that application is successful, the Board intends to postpone the AGM until 28 February 2010, subject to any orders which may be made by the Court. We will inform shareholders if the AGM is postponed.

Please note that until we further notify you, shareholders should act as if the AGM will proceed on 30 November 2009 at 3.00pm.

At the AGM I will take the opportunity to update shareholders on progress and outlook. I would encourage you to read Progen’s Annual Report for 2009 for information about our objectives and strategies and our achievements and challenges during the past year.

The Annual Report also contains the Company’s Financial Statements (and notes) for the year ended 30 June 2009, the Directors’ Report and the Audit Report. This will be tabled and considered at the AGM.

Subject to any variation or postponement, the AGM will commence at 3.00pm but you will be able to register your attendance from 2.30pm.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form in the reply-paid envelope.

I look forward to seeing you at this year’s AGM.

Yours sincerely

Mr Stuart James

Chairman

20 October 2009

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘Annual General Meeting’ means the proposed meeting of all Shareholders currently scheduled for 3.00pm on Monday, 30 November 2009 at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

‘Associates’ has the meaning given to it by sections 10 to 17 of the Corporations Act;

‘ASIC’ means the Australian Securities and Investments Commission;

‘ASX’ means the Australian Securities Exchange Limited ABN 98 008 624 691;

‘Board’ means the Board of Directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Cth);

‘Director’ means a Director of Progen;

‘Explanatory Memorandum’ means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

‘Listing Rules’ means the Listing Rules of ASX;

‘Meeting Documentation’ means:

•      the letter from the Chairman to Shareholders dated 20 October 2009;

•      the Explanatory Memorandum;

•      the Notice of Annual General Meeting; and

•      the proxy form for the Annual General Meeting;

‘Notice of Annual General Meeting’ means the Notice dated 23 October 2009 which is enclosed in the Meeting Documentation;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Pharmaceuticals Limited will be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Monday, 30 November 2009 at 3.00pm.

ORDINARY BUSINESS

CHAIRMAN’S ADDRESS AND PRESENTATION

THE FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2009.

ORDINARY RESOLUTIONS

1.     DIRECTORS’ REMUNERATION REPORT

To consider and if thought fit, to pass the following resolution in accordance with s250R(2) of the Corporations Act:

“That the section of the Directors Report in the 2009 Annual Report dealing with the remuneration of the Company’s Directors, Company Secretary and Senior Executives described as “Remuneration Report” be adopted.”

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote is advisory only and does not bind the Directors of the Company.

2.     RE-ELECTION OF DIRECTOR – MR STUART JAMES

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Stuart James, who was appointed as a director on 1 July 2009 and retires in accordance with the Company’s Constitution and the Listing Rules and being eligible, is elected as a director of the Company.”

Information about Mr Stuart James appears in the attached Explanatory Memorandum.

3.     RE-ELECTION OF DIRECTOR – DR JULIE CHERRINGTON

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Julie Cherrington, who was appointed as a director on 1 July 2009 and retires in accordance with the Company’s Constitution and the Listing Rules and being eligible, is elected as a director of the Company.”

Information about Dr Julie Cherrington appears in the attached Explanatory Memorandum.

4.     RE-ELECTION OF DIRECTOR – DR JOHN CHIPLIN

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr John Chiplin, who was appointed as a director on 1 July 2009 and retires in accordance with the Company’s Constitution and the Listing Rules and being eligible, is elected as a director of the Company.”

Information about Dr John Chiplin appears in the attached Explanatory Memorandum.

5.     RE-ELECTION OF DIRECTOR – DR GORDON SCHOOLEY

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Gordon Schooley, who was appointed as a director on 1 July 2009 and retires in accordance with the Company’s Constitution and the Listing Rules and being eligible, is elected as a director of the Company.”

Information about Dr Gordon Schooley appears in the attached Explanatory Memorandum.

6.     RE-ELECTION OF DIRECTOR – MR JOE YEH-CHIAO LIN

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Joe Yeh-Chiao Lin, who retires by rotation in accordance with the Company’s Constitution and being eligible, is re-elected as a director of the Company.”

Information about Mr Joe Yeh-Chiao Lin appears in the attached Explanatory Memorandum.

7.     ELECTION OF DIRECTOR - DR TZONG-PAI (PAUL) LIN

To consider and if thought fit, to pass the following ordinary resolution:

“That Dr Tzong-Pai (Paul) Lin be elected as a director of the Company.”

Information about Dr Tzong-Pai (Paul) Lin appears in the attached Explanatory Memorandum.

8.     APPROVAL FOR INCREASE IN NON-EXECUTIVE DIRECTORS FEE POOL

To consider and if thought fit, to pass the following ordinary resolution:

“That, in accordance with clause 10.5.1 of the Company’s Constitution and ASX Listing Rule 10.17, Shareholders approve an increase in the maximum aggregate amount to be paid or provided as remuneration for the services of non-executive directors, in any year, from $500,000 to $800,000 (inclusive of any superannuation guarantee charge), being an increase of $300,000.”

This resolution is subject to voting exclusions as set out below.

VOTING EXCLUSION STATEMENT

Progen will disregard any vote cast on Resolution 8 by a director of the Company and any associates of a director of the Company, unless the vote is cast by a person as proxy for a person who is entitled to vote and the vote is cast in accordance with the directions on the proxy form, or the vote is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Paul Dixon
Company Secretary

23 October 2009

GENERAL

The Corporations Act requires the Financial Report, Directors’ Report and Independent Audit Report to be received and considered at the meeting.

Neither the Corporations Act nor Progen’s constitution requires Shareholders to vote on such reports. However Shareholders will be given ample opportunity to raise questions about the reports at the meeting.

Voting Instructions

Voting at the meeting

1.             If you are able to attend the meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.             On a poll, Shareholders have one vote for every fully paid Share held.

3.             Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 3pm Brisbane time on 28 November 2009.

Appointment of proxy (Section 249L(d))

4.             If you are a Shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form or visit www.investorvote.com.au to lodge your proxy online. A proxy need not be a Shareholder of Progen.

5.             The attached proxy form must be completed and lodged in accordance with the instructions on the back of the form. It also includes instructions on how to lodge your proxy online.

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting of Progen Pharmaceuticals Limited ABN 82 010 975 612 (the “Company”) to be held at the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD, 4068 on Monday, 30 November 2009 at 3.00pm.

Resolution 1 – Directors’ Remuneration Report

The Corporations Act 2001 requires that the section of the Directors’ Report dealing with the remuneration of Directors and other key management personnel (‘Remuneration Report’) be put to the vote of Shareholders for adoption. The Remuneration Report can be found in the Directors’ Report section of Progen’s 2009 Annual Report.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

Resolutions 2-5 – Re-election of Directors

Resolutions 2 to 5 deal with the re-election of directors Mr Stuart James, Dr Julie Cherrington, Dr John Chiplin and Dr Gordon Schooley.  Each of these Directors was appointed by the Board under clause 10.31 of the Company’s Constitution on 1 July 2009.

Under clause 10.3.2 of the Company’s Constitution, any director appointed by the Board under clause 10.3.1 of the Company’s Constitution, other than the Managing Director, holds office until the next AGM of the Company and is then eligible for re-election but is not to be taken into account in determining the directors who are to retire by rotation at that meeting. Accordingly, each of these Directors retires at the meeting and, being eligible, presents themselves for re-election.  A summary of each Director’s experience and qualifications follows:

Resolution 2 – Mr Stuart James

Mr James has more than 30 years experience across the health care, financial services and logistics industries. He has broad-based business experience in executive roles, including Managing Director of Colonial State Bank and most recently as Managing Director and Chief Executive Officer of Mayne Group Limited, where he was responsible for the transformation of the Group into Symbion Health Limited and Mayne Pharma Limited. Mr James is currently Chairman of Pulse Health Limited, Prime Financial Group Limited, and the Balnave Capital Group and he is on the Board of Directors of Wolters Kluwer NV, the international publisher based in The Netherlands. He has previously held board positions with Coneco Limited (Chairman), Mayne Group Limited, FH Faulding, CO Pty Ltd and The Smith Family.

Resolution 3 – Dr Julie Cherrington

Dr Cherrington has 20 years experience across the biotechnology and pharmaceutical industries. She has extensive experience in clinical development and commercialisation programs in the biotechnology industry, encompassing research and development, corporate financing and general management. Dr Cherrington was until recently Non-Executive Director of ChemGenex Pharmaceuticals, and has held senior executive roles at a number of US-based companies including Phenomix Corporation, Sugen, Inc. and Gilead Sciences, Inc. Dr Cherrington is currently CEO of Pathway Therapeutics, a cancer focused New Zealand based company.

Resolution 4 – Dr John Chiplin

Dr Chiplin has 25 years experience across the life science and technology industries. He is experienced in both the operational and investment aspects of the drug development process, from research through to development and commercialisation. Dr Chiplin has international board level experience with companies such as Arana Therapeutics (Aus), Cognia (US), Domantis (US) and BT Ignite (UK). He is currently a Non-Executive Director of Science Media Inc. and is Managing Director of Newstar Ventures.

Resolution 5 – Dr Gordon Schooley

Dr Schooley has more than 35 years experience in the biotechnology and pharmaceutical industries, with a strong focus on research and regulatory approvals. He has held senior executive roles with a number of companies including Pacira Pharmaceuticals, Skyepharma PLC, Ista Pharmaceutical Inc and Alliance Pharmaceuticals Corp. Dr Schooley has acted on the board of Topigen Pharmaceuticals Inc and Astralis

Limited and currently consults to companies regarding pre-clinical and clinical development and regulatory approval processes.

Resolution 6 – Mr Joe Yeh-Chiao Lin

Mr Lin was elected as a director at the Extraordinary General Meeting held on 17 July 2009.

Under clause 10.1.3 of the Company’s Constitution one third, or the number nearest to one third if not divisible by three, of the current directors (excluding the Managing Director) must retire by rotation at each annual general meeting. Accordingly Mr Joe Yeh-Chiao Lin retires at the end of the meeting and, being eligible, presents himself for re-election.

A summary of Mr Joe Yeh-Chiao Lin’s experience and qualifications follows:

Mr Lin is an accomplished IT professional with demonstrated success in business process management, strategy planning, and project management. He has 10 years experience in research and development, commercialisation and general management in the information technology industry. He is currently a researcher and a PhD candidate of computer science at the University of Queensland. He has also been a project manager for an international organisation since 2001. His main research interests are innovative solutions for business information systems that span several areas including business process management, data quality management, scientific workflows and service oriented computing.

Resolution 7 – Election of Director - Dr Tzong-Pai (Paul) Lin

Under clause 10.1.7 of the Company’s Constitution, Medigen Biotechnology Corporation (an 8.48% shareholder) has nominated Dr Tzong-Pai (Paul) Lin as a candidate for the position of Director.

A summary of Dr Tzong-Pai (Paul) Lin’s experience and qualifications, as provided by Medigen, follows:

Dr. Paul Lin (Tzong-Pai Lin) received his B.S. (Pharmacy) and Ph.D. (Toxicology) degrees from School of Pharmacy, National Taiwan University in 1974, and North Carolina State University in 1982, respectively. In his 25 year career in pharmaceutical and biotechnology business, he had worked for Burroughs Wellcome Research Foundation (USA), E.I. Du Pont de Nemours Company (USA) and Kendall McGaw Pharmaceutical Company (USA) for different research and quality control positions, before becoming the Vice President of Standard Pharm & Chem Company (Taiwan) in 1993.  Dr. Lin was also Director of French RPR Pharmaceuticals Company (China), German Madaus AG (China) and Guower Consulting Company (Beijing). Currently he is Senior Scientific Advisor to Vanway Pharmaceutical Co. Inc. (HK), President of JP International Development, LTD (Taiwan) and Founder of NuBio Pharmaceutical Technology Co., Ltd (Beijing).  Dr Lin has extensive professional and managerial experience in pharma/bio related business, particularly in development, manufacturing, quality control and marketing of pharmaceutical products in the Greater China area.

Resolution 8 – Approval for increase in non-executive directors’ fee pool

The Company is seeking Shareholder approval to increase the maximum aggregate fees payable to non-executive directors in each financial year from $500,000 to $800,000 (inclusive of superannuation guarantee charge), being an increase of $300,000. ASX Listing Rule 10.17 and clause 10.5.1 of the Company’s constitution require Shareholder approval for such an increase.

Your Company’s current Board structure consists of six non-executive Directors and one chairman. The current fees paid to each of the Company’s non-executive Directors amounts to $60,000 per annum, with the Chairman’s fee being $100,000, amounting to $460,000 in aggregate per annum. Full details of all payments to non-executive directors are included in the Remuneration Section of the Directors Report.

The appointment of an additional non-executive Director, such as the nomination contained in resolution 7 will result in the directors’ fees exceeding the $500,000 limit.

The increase in the fee pool does not suggest that all or any of the additional pool funds will be utilised. It merely provides breathing room should any additional appointments be made and will prevent similar resolutions appearing in general meetings in the near future.

Fees paid to non-executive directors recognise the significant time commitment made by Directors in directing and overseeing the Company’s affairs. In addition they recognise the competitive pressures in the market place and the need to attract and retain appropriately experienced and qualified Board members. END

PROGEN PHARMACEUTICALS

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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:00 p.m., Central Time, on November 29, 2009.

Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/PGLA**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Proxy Form

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Ordinary Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

	For	Against	Abstain
1. Directors' Remuneration Report	☐	☐	☐
2. Re-Election of Director – Mr Stuart James	☐	☐	☐
3. Re-Election of Director – Dr Julie Cherrington	☐	☐	☐
4. Re-Election of Director – Dr John Chiplin	☐	☐	☐
5. Re-Election of Director – Dr Gordon Schooley	☐	☐	☐
6. Re-Election of Director – Mr Joe Yeh-Chiao Lin	☐	☐	☐
7. Election of Director - Dr Tzong-Pai (Paul) Lin	☐	☐	☐
8. Approval for increase in Non-Executive Directors Fee Pool	☐	☐	☐

Appoint a Proxy to Vote on Your Behalf

I/We being a member/s of Progen Pharmaceuticals Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ______________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Progen Pharmaceuticals Limited to be held in the Terrace Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Monday, 30 November 2009 at 3:00pm (Brisbane time) and at any adjournment of that meeting.

Important for Item 8: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Item 8 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 8 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of item 8 of business.

☐ I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxy holder, would be disregarded because of that interest.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

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Proxy — PROGEN PHARMACEUTICALS LIMITED

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

For your vote to be effective it must be received by 3:00pm (Brisbane time) Saturday 28 November 2009

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

B Non-Voting Items

Change of Address — Please print your new address below.	Comments — Please print your comments below.	Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.